

02006873



RECEIVED
MAR 0 1 2002
352
SECTION

VF 3-11-02

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[UN]ITED STATES
[SECURITIES AN]D EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 34427

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Valley National Investments Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1908 Allen Street
(No. and Street)

Allentown	PA	18104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

France, Anderson, Basile and Company, P.C.
(Name — *if individual, state last, first, middle name*)

4777 Hamilton Blvd.	Allentown	PA	18103
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas M. Riddle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Valley National Investments Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
MAR 01 2002
352
SECTION

VALLEY NATIONAL INVESTMENTS, INC.

FINANCIAL STATEMENTS
AND AUDITOR'S REPORT

DECEMBER 31, 2001

VALLEY NATIONAL INVESTMENTS, INC.
DECEMBER 31, 2001

TABLE OF CONTENTS

	Pages (s)
Independent Auditors' Report	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2 - 3
Statement of Income	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 9
SUPPLEMENTARY INFORMATION	
Statement of Aggregate Indebtedness and Net Capital	11
Independent Auditors' Report on Internal Control	12 - 13

FRANCE, ANDERSON, BASILE and COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

4777 Hamilton Boulevard
Allentown, Pennsylvania 18103
(610) 395-2400
(610) 395-8616 FAX

Members: American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants


RECEIVED
MAR 01 2002
352

INDEPENDENT AUDITORS' REPORT

Board of Directors
Valley National Investments, Inc.
Allentown, Pennsylvania

We have audited the accompanying statement of financial condition of VALLEY NATIONAL INVESTMENTS, INC. as of December 31, 2001 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VALLEY NATIONAL INVESTMENTS, INC. as of December 31, 2001 the results of its operations, and the changes in stockholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11, titled "Statement of Aggregate Indebtedness and Net Capital," is presented for purposes of additional analysis and is not a required part of the basis financial statements; but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

France, Anderson, Basile and Company, P.C.

February 16, 2002
Allentown, Pennsylvania

VALLEY NATIONAL INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

-ASSETS-

CURRENT ASSETS	
Cash	$ 9,755
Concessions Receivables-Mutual Funds	67,848
Concessions Receivables-Variable Annuities	0
Concessions Receivables-General Securities	22,975
12b-1 Receivable	28,216
Prepaid Taxes	11,005
TOTAL CURRENT ASSETS	139,799
INVESTMENTS, AT MARKET VALUE	265,739
FIXED ASSETS	
Furniture and Fixtures	6,166
Office Equipment	
Less: Accumulated Depreciation	(6,166)
TOTAL FIXED ASSETS	0
OTHER ASSETS	
Deferred Tax Asset	24,358
Deposit	50,000
NASDAQ Stock Warrants	112,178
TOTAL OTHER ASSETS	186,536
TOTAL ASSETS	**$ 492,074**

The accompanying notes are an integral part of the financial statements.

VALLEY NATIONAL INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
(CONTINUED)
DECEMBER 31, 2001

-LIABILITIES AND STOCKHOLDER'S EQUITY-

CURRENT LIABILITIES	
12B-1 Payable	$ 16,930
Commissions Payable	101,494
TOTAL CURRENT LIABILITES	118,424
Deferred Tax Payable	21,797
COMMITMENTS AND CONTINGENCIES	
TOTAL LIABILITIES	140,221
STOCKHOLDER'S EQUITY	
Common Stock, par value $1.00 per share; authorized 500,000 shares, issued 1,771 shares, of which 200 shares are held in treasury	1,771
Additional Paid-in Capital	173,017
Retained Earnings	247,065
Less: Treasury Stock – at cost	(70,000)
TOTAL STOCKHOLDER'S EQUITY	351,853
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 492,074**

The accompanying notes are an integral part of the financial statements.

VALLEY NATIONAL INVESTMENTS, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001

COMMISSIONS AND FEES EARNED	$ 2,565,653
EXPENSES	
Clearing House Fees	29,691
Commissions	704,911
Regulatory Fees	20,258
Management Fees	1,691,960
Dues and Subscriptions	5,279
Insurance	14,916
Professional Fees	7,798
Travel	7,571
Taxes - Other Than Income	5,454
Meals & Entertainment	2,349
Office Supplies and Other Expenses	81,379
TOTAL EXPENSES	2,571,566
LOSS FROM OPERATIONS	(5,913)
OTHER INCOME (EXPENSE)	
Loss on Investments	(49,141)
Investment Income	1,382
LOSS BEFORE INCOME TAXES	(53,672)
INCOME TAXES (BENEFIT)	979
NET (LOSS)	$ (54,651)

The accompanying notes are an integral part of the financial statements.

VALLEY NATIONAL INVESTMENTS, INC.

STATEMENT OF CHANGE IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Retained Earnings	Additional Paid in Capital	Common Stock Number of Shares	Common Stock $1.00 Par Value	Treasury Stock
BALANCE JANUARY 1, 2001	$ 301,716	$ 173,017	1,771	$ 1,771	$ 70,000
Net (Loss) for the Year Ended December 31, 2001	(54,651)				
BALANCE DECEMBER 31, 2001	$ 247,065	$ 173,017	1,771	$ 1,771	$ 70,000

The accompanying notes are an integral part of the financial statements.

VALLEY NATIONAL INVESTMENTS, INC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$ (54,651)
Adjustments to reconcile net earnings to net cash provided by operating activities:	
Loss on Investments	49,141
Changes in Assets and Liabilities:	
Concessions Receivable	(50,820)
Commissions Payable	44,770
Prepaid Taxes	11,963
Deferred Taxes	979
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,382
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Investment Securities	(80,462)
Proceeds from Sale of Investments	79,041
NET CASH USED BY INVESTING ACTIVITIES	(1,421)
CASH FLOW FROM FINANCING ACTIVITIES	
None	0
NET DECREASE IN CASH	(39)
CASH, BEGINNING OF YEAR	9,794
CASH, END OF YEAR	$ 9,755

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Interest paid	$ 0
Income taxes paid	$ 2,461

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Valley National Investments, Inc. (the Company) is a Pennsylvania Corporation. The Company provides broker-dealer services for its customers. Valley National Investments, Inc. is a member of a controlled group of corporations.

A. Accounting Method

The Company uses the accrual method of accounting for financial reporting purposes and the cash method of accounting for income tax reporting purposes.

B. Fixed Assets

Fixed assets are stated at their historical cost basis. The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the declining balance method for financial reporting and income tax reporting purposes. All assets are fully depreciated.

C. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – INVESTMENTS:

Investments represent mortgage backed securities and common stock purchased by the Company for its own account. The investment is valued at market. The difference between cost and market is reported as gain or loss on the income statement.

NOTE 3- INCOME TAXES:

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). The Statement requires the assets and liability approach to accounting for income taxes. Accordingly, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

NOTE 3 – INCOME TAXES: (continued)

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2001 are as follows:

Current deferred tax assets:	
Expenses Payable	$ 101,494
Current deferred tax liabilities:	
Revenues Receivable	$ 90,823

The components of the provision for tax are as follows:

	Current	Deferred	Total
Federal	$ 0	$ 612	$ 612
State	0	367	367
	$ 0	$ 979	$ 979

Income taxes paid in 2001 were $ 2,461.

NOTE 4 – RELATED PARTY TRANSACTIONS:

Valley National Group, Inc., a related entity, assesses management fees. The assessments are computed based on both the profitability of the Company and the utilization of resources by the Company. For the year ended December 31, 2001, the management fee amounted to $1,691,960.

NOTE 5- CASH FLOW STATEMENT:

Cash and cash equivalents consisted of bank checking accounts and an escrow account with the company's clearing company.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001

NOTE 6 – COMMITMENTS AND CONTINGENCIES:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the company had net capital amounting to $ 186,546, which exceeded the minimum required net capital by $ 136,546. The Company's net capital ratio was approximately .75 to 1.

NOTE 7 – CREDIT RISK:

Most of the Company's business activity is with customers located within Pennsylvania and New Jersey.

NOTE 8 – FAIR VALUES OF FINANCIAL INSTRUMENTS:

Disclosure of fair value information about certain financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value is required by Financial Accounting Standards Board Statement (SFAS) No. 107, "Disclosure About Fair Value of Financial Instruments." The following methods and assumptions were used in estimating fair values:

Cash and Cash Equivalents and Investments: The carrying amount reported in the Balance Sheet approximates fair value.

The carrying amounts and fair values of the Company's financial instruments at December 31, 2001 are as follows:

	Carrying Amounts	Fair Value
Cash and Cash Equivalents	$ 9,755	$ 9,755
Investments	165,739	165,739

NOTE 9 – SEC RULE 15C3-3:

The Company is exempt to Securities and Exchange Commission Rule 15c3-3 pursuant to the k (2) (ii) exemption of the rule.

SUPPLEMENTARY INFORMATION

VALLEY NATIONAL INVESTMENTS, INC.

STATEMENT OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
YEAR ENDED DECEMBER 31, 2001

AGGREGATE INDEBTEDNESS:		
Commissions Payable	$ 118,424	
Income Taxes Payable	21,797	
TOTAL AGGREGATE INDEBTEDNESS		$ 140,221
NET CAPTIAL:		
Total Assets	492,074	
Total Liabilities	140,221	
Total Net Assets		351,853
Less: Deferred Taxes (excess of asset over payable)	2,379	
Prepaid Taxes	11,005	
Nasdaq Stock Warrants	112,178	
12-b1 Receivable (excess of asset over payable)	11,286	
Non-allowable concessions receivable	0	
		136,848
Tentative Net Capital		215,005
Less: Reserve on inventory		28,459
NET CAPITAL*		$ 186,546

*There was no material difference between the audited net capital computation and the amount originally submitted by the company.

The accompanying notes are an integral part of the financial statements.

FRANCE, ANDERSON, BASILE and COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

4777 Hamilton Boulevard
Allentown, Pennsylvania 18103
(610) 395-2400
(610) 395-8616 FAX

Members: American Institute of
Certified Public Accountants
Pennsylvania Institute of
Certified Public Accountants

Independent Auditors' Report on Internal Control

Board of Directors
Valley National Investments, Inc.
Allentown, Pennsylvania

In planning and performing our audit of the financial statements of VALLEY NATIONAL INVESTMENTS, INC. for the year ended December 31, 2001, we considered its internal control structures, including procedures for safeguarding securities, in order to determine out auditing procedures for the purpose of expressing out opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by VALLEY NATIONAL INVESTMENTS, INC. that we considered relevant to the objectives stated in Rule 17a-5(g) (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3(e) (2) in making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of the differences required by Rule 17a-13; and (3) in complying with the requirements of prompt payments for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining and internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of an internal control structure and of the practices and procedures are to provide management with reasonable, but not absolute, assurance that (1) assets for which the Company has responsibility are safeguarded against loss from unauthorized use or dispositions and (2) transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclosed all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commissioner's objectives.

We also believe that the Company was in compliance with the exemptive provisions of Rule 15c3-3. No facts came to our attention indicating that such provisions had not been compiled with during the year ended December 31, 2001.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

France, Anderson, Basile and Company, P.C.

February 16, 2002
Allentown, Pennsylvania